

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Richard Ransom
Chief Financial Officer
International Commercial Television, Inc.
299 Madison Ave. N. Suite C
Bainbridge Island, WA 98110

     Re: International Commercial Television, Inc.
              Item 4.01 Form 8-K
              Filed August 18, 2010
              File No. 0-49638

Dear Mr. Ransom:

     We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    William H. Thompson
                    Accounting Branch Chief